Exhibit 99.1

Condensed Consolidated Balance Sheets (Unaudited)

(In CHF thousands)

		As of
		March 31,	December 31,
	Note	2024	2023
Assets
Non-current assets
Property, plant and equipment	5	3,236	3,376
Right-of-use assets	6	3,341	3,508
Intangible asset	8	50,416	50,416
Long-term financial assets	6	415	361
Total non-current assets		57,408	57,661

Current assets
Prepaid expenses	9	3,917	6,437
Accrued income	3	267	246
Other current receivables		868	622
Accounts receivable	11	—	14,800
Short-term financial assets	10	47,812	24,554
Cash and cash equivalents	10	57,009	78,494
Total current assets		109,873	125,153
Total assets		167,281	182,814

Shareholders' equity and liabilities

Shareholders’ equity
Share capital		2,093	2,089
Share premium		475,286	474,907
Treasury shares	12	(105)	(105)
Currency translation differences		(35)	(51)
Accumulated losses		(332,558)	(316,197)
Total shareholders’ equity		144,681	160,643

Non-current liabilities
Long-term lease liabilities	6	2,657	2,825
Net employee defined benefit liabilities		5,819	5,770
Total non-current liabilities		8,476	8,595

Current liabilities
Trade and other payables		2,837	1,679
Accrued expenses	7	10,541	11,087
Deferred income	3	74	138
Short-term lease liabilities	6	672	672
Total current liabilities		14,124	13,576
Total liabilities		22,600	22,171
Total shareholders’ equity and liabilities		167,281	182,814

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(In CHF thousands, except for per-share data)

		For the Three Months
		Ended March 31,
	Note	2024	2023
Revenue
Contract revenue	3.1	—	—
Total revenue		—	—

Operating expenses
Research & development expenses		(15,165)	(13,873)
General & administrative expenses		(4,971)	(4,106)
Other operating income/(expense), net	3.2	68	408
Total operating expenses		(20,068)	(17,571)
Operating loss		(20,068)	(17,571)

Financial income		629	209
Financial expense		(36)	(97)
Exchange differences		1,613	(51)
Finance result, net	13	2,206	61

Loss before tax		(17,862)	(17,510)
Income tax expense		—	(3)
Loss for the period		(17,862)	(17,513)

Loss per share:	4
Basic and diluted loss per share for the period attributable to equity holders		(0.18)	(0.21)

Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited)

(In CHF thousands)

		For the Three Months
		ended March 31,
	Note	2024	2023
Loss for the period		(17,862)	(17,513)
Items that will be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences		16	(8)
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains on defined-benefit plans (net of tax)		—	—
Other comprehensive income/(loss)		16	(8)
Total comprehensive loss, net of tax		(17,846)	(17,521)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Changes in Equity (Unaudited)

(In CHF thousands)

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2023		1,797	431,323	(124)	(264,015)	10	168,991
Net loss for the period		—	—	—	(17,513)	—	(17,513)
Other comprehensive loss		—	—	—	—	(8)	(8)
Total comprehensive loss		—	—	—	(17,513)	(8)	(17,521)

Share-based payments		—	—	—	1,472	—	1,472
Issuance of shares, net of transaction costs:
restricted share awards		0	49	—	(49)	—	0
exercise of options		—	(7)	—	—	—	(7)
Balance as of March 31, 2023		1,797	431,365	(124)	(280,105)	2	152,935

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2024		2,089	474,907	(105)	(316,197)	(51)	160,643
Net loss for the period		—	—	—	(17,862)	—	(17,862)
Other comprehensive loss		—	—	—	—	16	16
Total comprehensive loss		—	—	—	(17,862)	16	(17,846)

Share-based payments		—	—	—	1,882	—	1,882
Issuance of shares, net of transaction costs:
restricted share awards		4	376	0	(381)	—	(1)
exercise of options		0	3	—	—	—	3
Balance as of March 31, 2024		2,093	475,286	(105)	(332,558)	(35)	144,681

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In CHF thousands)

		For the Three Months
		Ended March 31,
	Note	2024	2023
Operating activities
Loss for the period		(17,862)	(17,513)
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	5	389	436
Depreciation of right-of-use assets	6	167	134
Finance (income), net	13	(2,068)	(59)
Share-based compensation expense		1,882	1,472
Change in net employee defined benefit liability		49	132
Interest expense	13	35	97
Changes in working capital:
(Increase)/decrease in prepaid expenses	9	2,520	(737)
(Increase)/decrease in accrued income	3	(21)	190
(Increase)/decrease in accounts receivable	11	14,800	—
(Increase)/decrease in other current receivables		(255)	(206)
(Decrease)/increase in accrued expenses	7	(24)	(751)
(Decrease)/increase in deferred income	3	(64)	(172)
(Decrease)/increase in trade and other payables		1,156	208
Cash provided by/(used in) operating activities		704	(16,769)
Interest received		357	67
Interest paid		(32)	(97)
Finance expenses paid		(5)	(2)
Net cash flows provided by/(used in) operating activities		1,024	(16,801)

Investing activities
Short-term financial assets, net	10	(23,258)	43,000
Purchases of property, plant and equipment	5	(249)	(200)
Rental deposits	6	(54)	—
Net cash flows provided by/(used in) investing activities		(23,561)	42,800

Financing activities
Proceeds from issuance of common shares – equity plan, net of transaction costs		2	(6)
Transaction costs and stamp duty associated with the public offerings of common shares previously recorded in Accrued expenses		(521)	—
Transaction costs associated with the sale of treasury shares in public offering previously recorded in Accrued expenses		(2)	—
Principal payments of lease obligations	6	(167)	(135)
Net cash flows (used in) financing activities		(688)	(141)

Net increase/(decrease) in cash and cash equivalents		(23,225)	25,858

Cash and cash equivalents at January 1		78,494	31,586
Exchange gain/(loss) on cash and cash equivalents		1,740	(10)
Cash and cash equivalents at March 31		57,009	57,434
Net increase/(decrease) in cash and cash equivalents		(23,225)	25,858

Supplemental non-cash activity
Transaction costs associated with the sale of treasury shares in public offering recorded in Accrued expenses		25	—

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)
(In CHF thousands, except share and per share amounts)

1.	Corporate information

AC Immune SA was founded in 2003. The Company controls a fully-owned subsidiary, AC Immune USA, Inc. (“AC Immune USA” or “Subsidiary” and, together with AC Immune SA, “AC Immune,” “ACIU,” “Company,” “we,” “our,” “ours,” “us”), which was organized under the laws of Delaware, USA in June 2021. The Company and its Subsidiary form the Group.

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Interim Condensed Consolidated Financial Statements of AC Immune SA as of and for the three months ended March 31, 2024 were authorized for issuance by the Company’s Audit and Finance Committee on May 12, 2024.

2.	Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These Interim Condensed Consolidated Financial Statements as of March 31, 2024 and for the three months ended March 31, 2024 and 2023, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and such financial information should be read in conjunction with the audited consolidated financial statements in AC Immune’s Annual Report on Form 20-F for the year ended December 31, 2023.

Basis of measurement

These Interim Condensed Consolidated Financial Statements have been prepared under the historical cost convention.

Functional and reporting currency

These Interim Condensed Consolidated Financial Statements and accompanying notes are presented in Swiss Francs (CHF), which is AC Immune SA’s functional currency and the Group’s reporting currency. The Company’s subsidiary has a functional currency of the U.S. Dollar (USD). The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

	For the
	Three Months Ended March 31,		Year Ended December 31,
	2024	2023	2023
CHF/USD
Closing rate, USD 1	0.914	0.923	0.851
Weighted-average exchange rate, USD 1	0.883	0.935	0.908

Critical judgments and accounting estimates

The preparation of the Company’s Interim Condensed Consolidated Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the Interim Condensed Consolidated Financial Statements and accompanying notes, and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on Licensing and Collaboration Agreements (LCAs), (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) share-based compensation, (v) right-of-use assets and lease liabilities and (vi) our IPR&D asset (intangible asset). Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Fair value of financial assets and liabilities

The Company’s financial assets and liabilities are composed of receivables, short-term financial assets, cash and cash equivalents, trade payables and lease liabilities. The fair value of these financial instruments approximates their respective carrying values due to the short-term maturity of these instruments, and are held at their amortized cost in accordance with IFRS 9, unless otherwise explicitly noted.

Accounting policies, new standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2023.

There are no new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2024 that are relevant to the Company. Additionally, in April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (IFRS 18). The new standard on presentation and disclosure in the financial statements will change the structure of the statement of profit or loss, require disclosures for certain profit or loss performance measure that are reported outside of the financial statements, and will enhance principles on aggregation and disaggregation within the notes to the financial statements. This new standard will be effective for annual reporting periods beginning on January 1, 2027 and will require retroactive adoption. The Company is currently evaluating the new standard to determine if it will have a material impact on the Company’s financial statements.

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from the filing date of this Form 6-K, after considering the Company’s cash position of CHF 57.0 million and short-term financial assets of CHF 47.8 million as of March 31, 2024. Hence, these unaudited Interim Condensed Consolidated Financial Statements have been prepared on a going-concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from its LCAs and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed and our ability to raise additional capital as needed. These risks may require us to take certain measures such as delaying, reducing or eliminating certain programs. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations.

3.Contract revenue and other operating income

For the three months ended March 31, 2024 and 2023, AC Immune generated no contract revenues.

3.1Licensing and collaboration agreements

For a discussion of our licensing and collaboration agreements for the fiscal year ended December 31, 2023, please refer to Note 14.1 “Licensing and Collaboration agreements” of our Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 14, 2024.

On January 22, 2024, the Company announced that it will regain all global rights to the anti-amyloid beta antibody crenezumab and the anti-Tau antibody semorinemab following termination of the collaboration agreements with Genentech, a member of the Roche Group, and Roche, which termination was effective in April 2024.

3.2Grant income

Grants from the Michael J. Fox Foundation

For a discussion of our Grants from the Michael J. Fox Foundation (MJFF) for the fiscal year ended December 31, 2023, please refer to Note 14.2 “Grant Income” of our Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 14, 2024.

For the three months ended March 31, 2024 and 2023, the Company has recognized less than CHF 0.1 million and CHF 0.4 million in grant income, respectively. As of March 31, 2024, the balance in deferred income is nil.

4.Loss per share

	For the Three Months
	Ended March 31,
In CHF thousands except for share and per share data	2024	2023
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(17,862)	(17,513)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	99,385,471	83,625,826
Basic and diluted loss per share for the period attributable to equity holders	(0.18)	(0.21)

The weighted-average number of potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	For the Three Months
	Ended March 31,
	2024	2023
Share options issued and outstanding (in-the-money)	1,979,372	97,875
Restricted share awards subject to future vesting	1,737,742	1,236,774

5.Property, plant and equipment

The following table shows the movement in the net book values of property, plant and equipment for the three months ended March 31, 2024:

	As of March 31, 2024
		IT	Lab	Leasehold	Assets under
In CHF thousands	Furniture	equipment	equipment	improvements	construction	Total
Acquisition cost:
Balance at December 31, 2023	309	2,168	10,233	1,662	—	14,372
Additions	—	42	167	40	—	249
Balance at March 31, 2024	309	2,210	10,400	1,702	—	14,621

Accumulated depreciation:
Balance at December 31, 2023	(212)	(1,851)	(8,101)	(832)	—	(10,996)
Depreciation expense	(12)	(55)	(255)	(67)	—	(389)
Balance at March 31, 2024	(224)	(1,906)	(8,356)	(899)	—	(11,385)

Carrying amount:
December 31, 2023	97	317	2,132	830	—	3,376
March 31, 2024	85	304	2,044	803	—	3,236

AC Immune continues to enhance its laboratory equipment to support its R&D functions. This effort has continued since the year ended December 31, 2023, with CHF 0.2 million invested in lab equipment, representing an increase of 1.6% from the beginning of the year in this category.

6.Right-of-use assets, long-term financial assets and lease liabilities

AC Immune recognized no additions for its right-of-use of leased assets for the three months ended March 31, 2024.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates are 3.5% for buildings, 5.3% for office equipment and 2.6% for IT equipment, respectively.

The following table shows the movements in the net book values of right-of-use of leased assets for the three months ended March 31, 2024:

		Office	IT
In CHF thousands	Buildings	equipment	equipment	Total
Balance as of December 31, 2023	3,446	50	12	3,508
Depreciation	(157)	(6)	(4)	(167)
Balance as of March 31, 2024	3,289	44	8	3,341

There are no variable lease payments that are not included in the measurement of lease obligations. All extension options have been included in the measurement of lease obligations.

For the three months ended March 31, 2024, and 2023, the impact on the Company’s condensed consolidated statements of income/(loss) and the condensed consolidated statements of cash flows is as follows:

	For the Three Months
	Ended March 31,
In CHF thousands	2024	2023
Statements of income/(loss)
Depreciation of right-of-use assets	167	134
Interest expense on lease liabilities	30	24
Expense for short-term leases and leases of low value	193	298
Total	390	456

Statements of cash flows
Total cash outflow for leases	391	458

The following table presents the contractual undiscounted cash flows for lease obligations as of March 31, 2024:

As of
In CHF thousands	March 31, 2024
Less than one year	778
1-3 years	1,522
3-5 years	1,317
Total	3,617

The Company also has deposits in escrow accounts totaling CHF 0.4 million for leases of the Company’s premises as of both March 31, 2024 and December 31, 2023, respectively. These deposits are presented in Long-term financial assets on the Company’s condensed consolidated balance sheets.

7.Accrued expenses

	As of
In CHF thousands	March 31, 2024	December 31, 2023
Accrued expenses	10,541	11,087
Total accrued expenses	10,541	11,087

Accrued expenses consists of accrued R&D costs, accrued payroll expenses and other accrued expenses totaling CHF 10.5 million and CHF 11.1 million as of March 31, 2024 and December 31, 2023, respectively.

8.Intangible assets

AC Immune’s acquired IPR&D asset is a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease. The asset is not yet ready for use until the asset obtains market approval and is therefore not currently being amortized. The carrying amount and net book value are detailed below:

	As of March 31, 2024			As of December 31, 2023
	Gross			Gross
	carrying	Accumulated	Net book	carrying	Accumulated	Net book
In CHF thousands	amount	amortization	value	amount	amortization	value
Acquired IPR&D asset	50,416	—	50,416	50,416	—	50,416
Total intangible assets	50,416	—	50,416	50,416	—	50,416

In accordance with IAS 36 Impairment of Assets, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The valuation is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 Fair Value Measurement due to unobservable inputs used in the valuation. The Company has determined the IPR&D asset not to be impaired as of

December 31, 2023. As of March 31, 2024, the Company did not identify any triggering events that could result in an impairment of the IPR&D asset.

9.Prepaid expenses

Prepaid expenses include prepaid R&D costs, administrative costs, and employee social obligations totaling CHF 3.9 million and CHF 6.4 million as of March 31, 2024 and December 31, 2023, respectively.

10.Cash and cash equivalents and short-term financial assets

The following table summarizes AC Immune’s cash and cash equivalents and short-term financial assets as of March 31, 2024 and December 31, 2023:

	As of
In CHF thousands	March 31, 2024	December 31, 2023
Cash and cash equivalents	57,009	78,494
Total cash and cash equivalents	57,009	78,494

	As of
In CHF thousands	March 31, 2024	December 31, 2023
Short-term financial assets due in one year or less	47,812	24,554
Total short-term financial assets	47,812	24,554

For the three months ended March 31, 2024, the net investments associated with the short-term financial assets amounted to CHF 23.3 million, compared to net proceeds associated with the maturity of investments of CHF 43.0 million in the prior comparable period.

11.Accounts receivable

As of March 31, 2024, the balance of accounts receivable is nil following the receipt of the CHF 14.8 million milestone payment from Janssen, which was due as of December 31, 2023 under our collaboration and license agreement for achieving the targeted launch of the Phase 2b clinical study.

12.Treasury shares

For a discussion of our at the market offering program with Jefferies LLC for the fiscal year ended December 31, 2023, please refer to Note 12 “Share capital” of our Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 14, 2024.

As of March 31, 2024 and December 31, 2023, the Company had 5,236,012 and 5,243,958 treasury shares remaining, respectively.

13.Finance result, net

For the three months ended March 31, 2024 and 2023, AC Immune recorded CHF 2.2 million and CHF 0.1 million in net financial gains, respectively. The increase is primarily related to favorable foreign currency exchange differences related to movement in the CHF versus foreign currencies, predominantly the US Dollar, and the transition from negative to positive interest rates for our interest-bearing deposit accounts.

14.Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these Interim Condensed Consolidated Financial Statements, for appropriate accounting and disclosures.

On May 11, 2024, the Company entered into a Worldwide Exclusive Option and License Agreement for its Anti-Amyloid Beta Active Immunotherapy, ACI-24.060 for Alzheimer’s Disease with Takeda Pharmaceuticals USA, Inc. (Takeda). Under the terms of the agreement, the Company will receive an upfront payment of USD 100 (CHF 91) million from Takeda and be eligible to receive payments of up to approximately USD 2.1 (CHF 1.9) billion including an Option exercise fee in the low-to-mid hundred million USD and potential development, commercial and sales-based milestone payments. The Company is also eligible to receive tiered mid-to-high teens percentages royalties on worldwide net sales. The Company will be responsible for completing the Phase 1b/2 ABATE trial. Takeda will have an undisclosed defined period of time to exercise its option after receiving predefined clinical data on the first three AD patient cohorts from the ABATE study. Following option exercise, Takeda will conduct and fund all further clinical development and be responsible for all global regulatory activities as well as worldwide commercialization.